Exhibit 99.24

Premium Nickel Resources Ltd. Reports Assays on Historic Core Samples from Selkirk Property and Bulk Tonnage Open Pit Potential

Toronto, Ontario--(Newsfile Corp. - August 30, 2022) - Premium Nickel Resources Ltd. (TSXV: PNRL) (formerly, North American Nickel Inc.) (“Premium Nickel” or the “Company”) is pleased to report the first assay results from historic 2016 core sampling and provide an update on its 100% owned Selkirk nickel-copper-cobalt-platinum group elements (“Ni-Cu-Co-PGE”) sulphide mine in Botswana.

The Selkirk Mine is located 28 kilometres south-east of the town of Francistown, and 75 kilometres north of the Company’s 100% owned Selebi Mine. The Selkirk Mine was acquired through an asset purchase agreement with the liquidator of Tati Nickel Mining Company (“TNMC”) (see the Company’s news release dated August 22, 2022). The Company has been carrying out due diligence on the project since 2021 for the purpose of supporting a redevelopment plan for the Selkirk Mine. Most recently, the Company announced that it had completed a concept level metallurgical study that demonstrated the theoretical feasibility of producing separate nickel and copper concentrates with potentially significant PGE content (see the Company’s news release dated August 24, 2022).

The samples submitted for the 2021 metallurgical study were obtained from unsampled 2016 TNMC core from drill hole DSLK278. DSLK278 is positioned 50 metres away from the previous underground production workings. The position of the hole can be viewed on figure 1. The Company assayed a total of five historic TNMC drill holes and assay results are pending from four remaining holes. The assay results from drill hole DSLK278 are reported herein.

Highlights include:

•	DSLK278: 139.52 metres grading 0.46% nickel, 0.54% copper, 0.03% cobalt, 0.210 g/t platinum, 0.888 g/t palladium, 0.093 g/t gold, incl.

°	24.0 metres grading 0.64% nickel, 0.64% copper, 0.03% cobalt, 0.289 g/t platinum, 1.139 g/t palladium, 0.116 g/t gold, and

°	4.0 metres grading 0.90% nickel, 0.58% copper, 0.05% cobalt, 0.373 g/t platinum, 1.664 g/t palladium, 0.096 g/t gold, and

°	8.0 metres grading 0.62% nickel, 1.00% copper, 0.03% cobalt, 0.318 g/t platinum, 1.183 g/t palladium, 0.193 g/t gold

Keith Morrison, CEO, commented: “The Selkirk Mine was operated as a high-grade underground mine by Anglo American from 1989 to 2002. This news release summarizes the subsequent technical work completed by previous operators to re-develop Selkirk as an open pit mine by transporting the run-of mine material 15 kilometers north to the Phoenix Mine. There, the material would be crushed and processed to produce a low-grade concentrate to ship to the former BCL smelter in Selebi Phikwe. The former BCL smelter produced a Ni-Cu matte that was exported for further refining. However, we understand that BCL was not paid for the cobalt, platinum, palladium, rhodium, gold or silver in the matte; they were only credited the Ni and Cu values. The Company’s current strategy would be to justify, with further data, the redevelopment of the Selkirk deposit as an open pit mine using modern technologies to produce high-grade and full-value concentrates for direct export or further local beneficiation not requiring local smelting. We will outline our plan to advance the current Selkirk data sets into NI 43-101 compliance in future news releases.”

The Selkirk Ni-Cu-Co-PGE Deposit is classified as a magmatic sulphide deposit, with massive and local vein type sulphides but, primarily occurs as a homogenous, uniformly distributed, disseminated sulphide zone hosted in a taxitic metagabbro.

The massive sulphide body was historically developed between 1989 and 2002 using an underhand room and pillar mining method.

Prior to mining operations, the high-grade massive sulphides extended from near surface over a plunge distance of about 200 metres (150 metres vertical depth) and a strike length of about 150 metres and average thickness of 20 metres. On the hanging wall and footwall of this deposit lies a halo of disseminated sulphides, averaging approximately 100 metres in thickness, grading about 0.3% Ni and extending down plunge to unknown depths. (1)

This larger volume of disseminated sulphides was previously evaluated by operators of TNMC. Since 2003, a total of 71,775.35 metres in 273 holes have been drilled to evaluate Selkirk and its down-plunge potential. See Table 1: Summary of Historical Mineral Resource Estimates at Selkirk for certain historical mineral resource estimates completed at Selkirk over the past 18 years.

Most recently, when TNMC closed operations at the Selkirk Mine, Worley Parsons was working on a feasibility study with an intention of commencing operations in 2017. To that end, TNMC had received government approval for their Environmental Management Plan (EMP) that included an archeological assessment in support of the foregoing.

Table 1: Summary of Historical Mineral Resource Estimates at Selkirk(1)

Date	Reference	Tonnage Mt	Ni %	Cu %	Pt g/t	Pd g/t	Au g/t	Category	Comments
As at Sept 26, 2006	Dexter Ferreira, Lower Quartile Solutions, reported in Independent Technical Report (ITR) for Li onOre Mining International Ltd (“LionOre”) (2)	165.3	0.284	0.243	-	-	-	Indicated	Prepared in accordance with NI 43-101 (cut off 0.15% Ni)
As at May 6 2008	Anton Geldenhuys, MinRED, a member of the Anglo American plc group, 2008 Mineral Resource Update for Selkirk Nickel Project, Botswana for Norilsk Nickel Africa (3)	74.7 49.3 11.3	0.23 0.22 0.27	0.27 0.27 0.15% Ni based on a 0.30	0.11 0.09 0.09	0.48 0.46 0.47	0.06 0.06 0.06	Measured Indicated Inferred	Block model selmod08 (cut-off grade check on calculations commissioned for BFS)
As at January 1, 2011	GiproNickel Institute, 2013 Adjustment of the Geological Model of Selkirk Deposit Mining for Norilsk Nickel Africa (4)	124.8 3.55 123.8	0.21 0.15 0.17	0.23 0.16 0.19	0.10 0.07 0.08	0.44 0.28 0.34	0.06 0.06 0.03	Measured Indicated Inferred	Prepared in accordance with JORC Code (2012) Block model m-SEL-13G-NEW Model non-oxidized (cut-off grade of 0.10% Ni) Ordinary Kriging method, based on newly-constructed 3D vari ograms (0.10% Ni cutoff).

Notes:

(1)            Other than in respect of the Historic Selkirk MRE (2006) (as defined below), the historic mineral resource estimates presented in Table 1: Summary of Historical Mineral Resource Estimates at Selkirk have not been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

In order to bring these historical mineral resource estimates into compliance with NI 43-101, Sharon Taylor, Chief Geophysicist of the Company, who is a “qualified person” for the purposes of NI 43-101, has indicated that it would be necessary to verify the information used for the resource calculation, including verification of the drill hole data through a site visit and inspection of mineralized core, verification of collar coordinates, review of downhole surveys, sampling protocols, density data collection protocols and regression equations, assay certificates and associated QA/QC. A qualified person has not completed sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the issuer is not treating the historical estimate as current mineral resources or mineral reserves. These historical resource estimates are, however, considered by the above-noted “qualified person” to be relevant as they demonstrate the existence of mineralization at Selkirk and its potential size, geometry and depth of burial. See “Historical Estimates” below.

(2)            The technical report entitled “A Preliminary Assessment and Techno Economic Analysis of the Requirements for the Establishment of a Nickel Mining & Processing Facility at the ’Selkirk Project’ Situated on the Farms 73NQand 75 NQ in NE Botswana, Mineral Properties and Prospects Held by LionOre” with an effective date of September 21, 2006 (the “Historic Selkirk MRE (2006)”) was prepared for LionOre by TMP Consulting (PTY) Ltd.

The Historic Selkirk MRE (2006) reported a historic indicated mineral resource estimate of 6.0 Mt grading 1.06% Nickel and 0.36% Copper at a cutoff grade of 0.75% Ni and historic indicated mineral resource estimate of 165.3 Mt grading 0.284% Nickel and 0.243% Copper at a cutoff grade of 0.15% Nickel. The former operator acquired Selkirk from Norilsk Nickel through a purchase agreement in October 2014. Norilsk was preparing Selkirk as an open pit operation and had completed Definitive Feasibility Studies in 2012 and 2013 (Norilsk Nickel Annual Reports). See “Historical Estimates” below.

(3)            In 2008, Norilsk Nickel Africa commissioned MinRED, a member of the Anglo American plc group, to deliver a mineral resource estimate for Selkirk. The technical report entitled “2008 Mineral Resource Update for Selkirk Nickel Project, Botswana” with an effective date of May 6, 2008 was prepared by Anton Geldenhuys for Norilsk Nickel Africa (the “Historic Selkirk MRE (2008)”). The Historic Selkirk MRE (2008) was completed under the assumption that all supplied data had received QA/QC checks, which has been reviewed and determined to be relevant and reliable by Sharon Taylor, Chief Geophysicist of the Company, who is a “qualified person” for the purposes of NI 43-101.

The Historic Selkirk MRE (2008) uses an average nickel-specific gravity (“SG”) regression equation that was calculated using the supplied nickel and density data and applied to samples with nickel values but no SG values. Where no nickel or SG values exist, the average rock density was applied. Experimental variograms were run on nickel, copper, platinum, palladium and gold to check for the nugget effect and preferred orientations. The block size used was 30 metres x 30 metres x 15 metres. The minimum number of samples needed to estimate a block is 5, the maximum number of samples that can be used is 45. Block discretization is 6x6x3 as was used in 2007. The search volume for samples is equal to the maximum variogram range in each direction (constant for omni-directional variograms).

Norilsk Nickel used NI 43-101 standards when calculating the resource model and categories reported in the table are consistent with the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as referred to in Section 1.2 of NI 43-101.

(4)            In 2013, Norilsk Nickel Africa commissioned GiproNickel Institute to calculate an updated mineral resource estimate using newly constructed 3D variograms. The explanatory note is “Feasibility Assessment Analysis of the Current and Medium Term Tati Nickel Mining Company Production Programme; Development of Measures on Improving TNMC Operating Efficiency, Volume 2, Stage 2, Book 1, Stage 2.1 Adjustment of the Geological Model of Selkirk Deposit Mining” with an effective date of January 1, 2011 was prepared by Gennady K. Kolesnikov and Nikolay A. Zhernov in accordance with the JORC Code (2012).

The block model was created using 30 metres x 60 metres x 10 metres cell size, with variogram analysis and search of ordinary Kriging criteria applied. Densities of 2.81 t/m3 through 3.09 t/m3 have been applied to the blocks using a linear regression of the dependency of density readings on nickel content.

The resource, although not confirmed to be reliable, can be used to show the potential size, orientation and depth of mineralization at Selkirk. The resource categories used by NI 43-101 (Measured, Indicated and Inferred) or Mineral Reserve (Proven and Probable) are assigned depending on the level of confidence in the geological information available on the mineral deposit; the quality and quantity of data available on the deposit; the level of detail of the technical and economic information which has been generated about the deposit, and the interpretation of the data and information. The categories and JORC use the same set of criteria.

The Company has been conducting geological due diligence and collecting additional information and on the Selkirk deposit to justify, with further data, its redevelopment plan. The data verification efforts include examination and sampling of the underground workings, reviewing mineralized drill core, collecting DGPS coordinates of drill collars and quality assessment of information in databases. The Company intends to include these findings in its NI 43-101 report expected to be completed by the end of 2022.

As part of the core review, five, unsampled HQ sized core (63.5 millimeters) holes drilled immediately prior to the closure of Tati Operations, were identified. These five holes were taken to the core processing facility at Phikwe, where they were sampled in approximately 1 metre intervals, bagged and sent for assays. The results for DSLK278 are reported below. A total of 56 half core samples were sent to SGS Canada in Lakefield, Ontario for metallurgical studies, with the pulps sent to ALS Global in Vancouver Canada for a wider analysis. In addition, 210-1/4 core samples were sent to ALS Global in Johannesburg.

Table 2. Drill hole DSLK278 Assay Results

HOLE ID	FROM m	TO m	LENGTH m	Ni %	Cu %	Co %	Pt g/t	Pd g/t	Au g/t
DSLK278	74.15	213.67	139.52	0.46	0.54	0.03	0.210	0.888	0.093
Incl.	126.67	150.67	24.0	0.64	0.64	0.03	0.289	1.139	0.116
and	171.67	175.67	4.0	0.90	0.58	0.05	0.373	1.664	0.096
and	193.67	201.67	8.0	0.62	1.00	0.03	0.318	1.183	0.193

These assays are relevant as they provide the Company with an expanded suite of analytical data through a critical part of the historic resource, providing an indication of the abundance of other elements.

For the metallurgical study samples sent to Canada, each of ALS Global in Canada and SGS Canada reported on select intervals between 63 metres to 177 metres. While the reliability of such assays cannot be confirmed as no QA/QC protocols were adopted, the results of two independent labs (both testing for copper and nickel) have subsequently been confirmed by Sharon Taylor, Chief Geophysicist of the Company, to be consistent.

Separate from these samples, ALS Johannesburg reported on select intervals between 74 to 214 metres, in two separate batches, where QA/QC protocols were adopted.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a “qualified person” for the purposes of NI 43-101.

Historical Estimates

The mineral resource estimates presented in Table 1: Summary of Historical Mineral Resource Estimates at Selkirk is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that these historical mineral resource estimates could be indicative of the presence of mineralization on the Selkirk Mines property, a “qualified person” (for purposes of NI 43-101) has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and the Company is not treating the historical mineral estimates as current mineral resource estimate.

QA/QC

Drill core samples (core (HQ: 63.5 millimeters) described in Table 2. Drill hole DSLK278 Assay Results were cut in half by a diamond saw at the core processing facility in Phikwe, with select intervals cut into quarter core. The remaining half or three-quarters of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Global in Johannesburg, South Africa and Vancouver, British Columbia, Canada. The samples submitted to the South African branch had commercially prepared Blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81). Analyses for Pt, Pd, and Au are by fire assay (30 grams nominal sample weight) with an ICP-AES finish (PGM-ICP23).

SGS Minerals Lakefield and ALS Geochemistry sites are accredited and operate under the requirements of ISO/IEC 17025 for specific tests as listed on their scope of accreditation, including geochemical, mineralogical, and trade mineral tests. To view a list of the accredited methods, please visit the following website and search SGS Lakefield: https://www.scc.ca/en.

About Premium Nickel Resources Ltd.

Premium Nickel is a Canadian company dedicated to the exploration and development of high-quality nickel-copper + cobalt resources. Premium Nickel believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

Premium Nickel maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

Premium Nickel has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with Premium Nickel’s values and principles which stand up and surpass the highest acceptable industry standards. Premium Nickel is committed to governance through transparent accountability and open communication within our team and our stakeholders.

On January 31, 2022, Premium Nickel closed the acquisition of Premium Nickel’s flagship asset, the Selebi Mine. The Selebi Mine includes two shafts, (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improve health & safety.

In addition, Premium Nickel is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the Selkirk Mining Licence and four Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interest into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered “forward-looking statements” within the meaning of applicable Canadian securities laws, including the ability of exploration results (including drilling) to accurately predict mineralization; the significance of the metallurgical study; the significance of PGE in the concentrate; and the business and prospects of the Company. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perception of geology and mineralization; perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Company, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning the Company, see the section entitled “Risks and Uncertainties” in the most recent management discussion and analysis of the Company, which is filed with the Canadian securities commissions and available electronically under the Company’s issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the filing statement of the Company dated July 22, 2022, which are available electronically on SEDAR (www.sedar.com) under the Company’s issuer profile. The forward-looking statements set forth herein concerning the Company reflect management’s expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figure 1: Historic Drill Hole Location

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